Exhibit 99.1

ELBIT IMAGING ANNOUNCES THE RESULTS OF ITS ANNUAL GENERAL MEETING
OF SHAREHOLDERS HELD ON OCTOBER 19, 2015

Tel Aviv, Israel, October 19, 2015, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that at its Annual General Meeting of Shareholders (the "Meeting") held on October 19, 2015, at the Company's offices in Petah Tiqva, the following resolutions described in the Proxy Statement to the Shareholders dated 3.9.2015 (as amended on 6.10.2015) (the "Proxy") and detailed hereunder, were approved by the required majority:

1.	That the number of directors to serve on the Company's Board of Directors in addition to two external directors, shall be four directors.

2.	That Messrs. Alon Bachar, Ron Hadassi, Boaz Lifschitz and Nadav Livni are elected as directors of the Company until the close of next Shareholder's Annual General Meeting of the Company.

3.	Approve the compensation for each of the Company's non-external directors, other than the Chairman, Mr. Ron Hadassi.

4.
That the Company's independent auditor, Brightman Almagor Zohar & Co., a member of Deloitte, is appointed as independent auditor of the Company for the fiscal year 2015 and until the close of next Shareholder's Annual General Meeting of the Company.

About Elbit Imaging Ltd.
Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii)  Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Residential projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com